Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, January 24, 2006
Total appoints Patrick Héreng as Chief Information Officer
Patrick Héreng has been appointed CIO of Total. Age of 49, he is a graduate of the French school Institut Superieur de l’Electronique du Nord (ISEN), joining the Group in 1998 as Chief Information Officer for Refining and Marketing branch. Mr. Héreng began his career with a computer manufacturer and then with a Information and Telecommunication Consulting Company later becoming the CIO of a large French financial institution.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com